STRATASYS Q3 2017

FINANCIAL RESULTS CONFERENCE CALL

November 14th, 2017

stratasys

Q3 2017 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 866-394-5776
Lilach Payorski CFO	International Dial-in: 409-350-3596
Shane Glenn VP, Investor Relations	Participant Passcode: 92508829

Live webcast and replay:
https://edge.media-server.com/m6/p/cvm4w4jn

stratasys

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys' 2016 Annual Report, and (iii) Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 21.

Ilan Levin – CEO

Opening Remarks

- Pleased with organizational focus – resulted in reduced expenses and improved operating profitability
- New product introductions and value adding enhancements experiencing positive traction – F123 Series and GrabCAD Print
- H2000 Large Part FDM 3D Production System transitioning to commercialization phase after successful early partner installations

Lilach Payorski – CFO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys, Ltd.

	YoY %
Revenue	↓ 1%
GAAP Gross Profit	↑ 2%
GAAP Operating loss	↓ 64%
Non-GAAP Gross Profit	↓ 4%
Non-GAAP Operating Profit	↑ 145%

	GAAP			Non-GAAP		
	Q3-16	Q3-17	Change YOY	Q3-16	Q3-17	Change YOY
Total Revenue	$157.2	$155.9	-0.8%	$157.2	$155.9	-0.8%
Gross Profit	73.7	75.2	1.6	84.9	81.8	-3.1
% margin	46.9%	48.3%	2.1%	54.0%	52.5%	-3.6%
Operating Profit (Loss)	-19.4	-6.9	12.5	3.3	8.1	4.8
% margin	-12.3%	-4.4%	-64.5%	2.1%	5.2%	144.7%
Pre-tax Profit (Loss)	-19.3	-7.2	12.1	3.4	7.8	4.4
% margin	-12.2%	-4.6%	-62.7%	2.2%	5.0%	128.2%
Tax Rate	-8.0%	-35.8%	1.0 67.2%	104.1%	43.9%	-0.1 -3.6%
EBITDA	3.5	9.4	167.0%	12.0	16.3	35.4%
Net Income (loss) (attributed to SSYS Ltd.)	-20.8	-10.2	10.7	0.1	4.1	4.0
% margin	-13.3%	-6.5%	-51.2%	0.1%	2.7%	3705.0%
EPS (Diluted)	$ (0.40)	$ (0.19)	-51.8%	$ 0.00	$ 0.08	3669.9%
Diluted Shares	52.4	53.0	1.1%	53.2	53.7	0.9%

($ in millions unless noted otherwise)

stratasys

Financial Results – Revenue
Stratasys, Ltd.

	YoY %
Product Revenue	↓ 2%
System Revenue	↓ 6%
Consumable Revenue	↑ 3%
Service Revenue	↑ 1%
Customer support	↑ 5%

Total Revenue - Quarterly Trend


Product
Service
$110
$47
$127
$49
$115
$48
$121
$49
$108
$47
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17

($ in millions unless noted otherwise)

Financial Results – Gross Margin Trends
Stratasys, Ltd.



GAAP
46.9%
47.3%
47.1%
49.1%
48.3%
50.6%
38.1%
51.0%
37.6%
52.7%
33.8%
54.8%
34.9%
54.0%
35.1%
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17



Non - GAAP
54.0%
53.6%
51.2%
53.0%
52.5%
60.6%
38.7%
59.5%
38.3%
57.9%
35.0%
59.9%
36.2%
59.6%
36.3%
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17

Product Gross Margin
Service Gross Margin
Total Gross Margin

Financial Results – Operating Expenses & Margin Trends Stratasys, Ltd.

	YoY %
GAAP	
Operating Exp.	↓ 12%
R&D Exp.	↓ 9%
SG&A Exp.	↓ 13%
Non-GAAP	
Operating Exp.	↓ 10%
R&D Exp.	↓ 8%
SG&A Exp.	↓ 10%



GAAP
15.3%
43.9%
13.9%
50.1%
15.1%
39.8%
13.7%
38.3%
14.0%
38.7%
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
-12.3%
-16.6%
-7.7%
-3.0%
-4.4%
Non - GAAP
14.1%
37.9%
11.8%
35.2%
14.1%
34.6%
12.7%
33.8%
13.0%
34.3%
2.1%
6.6%
2.5%
6.5%
5.2%
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

Financial Results – Balance Sheet Summary & CF from operations Stratasys, Ltd.

Selected balance sheet items ($ in millions)	Q2-17	Q3-17
Cash and Cash Equivalents	305.3	302.8 ⬇
Accounts Receivable	120.3	120.5 ⬆
Inventories	116.5	124.1 ⬆
Net Working Capital	402.5	419.8 ⬆

($ in millions)	Q3-16	Q3-17	YTD Q3-16	YTD Q3-17
Cash from operating activities	($2.5)	$4.6	$36.0	$40.9

($ in millions unless noted otherwise)

Lilach Payorski – CFO

Financial Summary

- Pleased with shift in customer behavior characterized by large, multi-system orders
- Leveraging innovation in high value applications for our technologies, while reducing operating expenses - increased full year earnings guidance
- We continue to generate cash from operating activities and maintain a strong balance sheet
- We are well positioned to leverage this favorable cash level on emerging opportunities going forward

Revenue & Earnings Guidance

Revenue (M)

$655 - $670

GAAP Diluted EPS

$(0.73) - $(0.59)

Non-GAAP Diluted EPS

$0.40 - $0.48

Reconciliation of GAAP to Non-GAAP Guidance **($ in millions, except per share data)**	
Revenue	$655 to $670
GAAP Net Loss	($39) to ($31)
(1) Stock-Based Compensation Exp.	$17 to $18
(2) Intangible Assets Amortization Exp.	$34
(3) Merger Related Expenses	$3 to $4
(4) Reorganization and other related costs	$6 to $8
(5) Corresponding tax expense and other tax adjustments	($3) to ($4)
Non-GAAP Net Income	$22 to $26
GAAP Loss Per Share	($0.73) to ($0.59)
Non-GAAP Diluted Earnings Per Share	$0.40 to $0.48

stratasys

Ilan Levin – CEO

STRATEGIC OVERVIEW

H2000 Large Part FDM 3D Production System

H2000 transitions into commercialization phase

- Introduced as the Stratasys Infinite Build 3D Demonstrator in 2016 at IMTS
- Developed in collaboration with the Boeing Company and the Ford Motor Company
- Targets manufacturing applications by lowering the constraints associated with part size and build speed
- Successful initial installations with development partners – additional commercial installation achieved


stratasys



Interior panels/parts



Hybrid aero structures



Composite tooling, or other part-forming tools



Large prototypes

F123 SERIES & GRABCAD PRINT

Positive market reaction and strong sales

- One of the most successful Stratasys product launches for a rapid prototyping solution
- Expands our addressable market to new customers, and deepens penetration at existing customers



Continued traction for GrabCAD Print adoption and usage

- GrabCAD Print has been installed by nearly 18,000 users to date
- Over 116,000 trays of parts have been printed since launch in November 2016

stratasys

GrabCAD Voxel Print

Combines voxel-level control with power of multi-material 3D printing

- New software solution for the J750 3D printing platform
- Leverages PolyJet's unique full color, multi-material capability
- Provides industry leading true voxel-level control during the design and 3D printing process
- Enables users to create new Digital Materials and advanced structures for specific customer applications:
    - Academic Research, Product Design, and Biomedical as well as Art, Design & Animation



Academic and medical research, and training organizations can use GrabCAD Voxel Print to create realistic anatomical models, such as this cancellous, mesh-like bone, for practicing surgical procedures such as cutting, reaming and drilling.

MAKERBOT LABS

Announced availability of MakerBot Labs, an experimental platform for engineers and developers to create, build, customize, and collaborate

- Expanding desktop market to advanced users by providing freedom to develop new capabilities and applications while using MakerBot desktop 3D printing systems
  - **MakerBot Experimental Extruder** with interchangeable nozzles, and access to custom print modes for experimenting with more advanced materials
  - **MakerBot Labs Community** on Thingiverse
  - **MakerBot APIs** on GitHub for optimization and customization of MakerBot hardware



MakerBot

stratasys

Ilan Levin – CEO

Summary & Outlook

- Pleased with progress in developing new products and value added enhancements and applications – expanding addressable markets
- H2000 Large Part FDM 3D Production System transitioning into commercialization phase
- Continued strong demand for F123 Series, and impressive adoption and usage of GrabCAD Print
- Excited for new GrabCAD Voxel Print and MakerBot Labs product introductions – opening up new capabilities and expanding adoption
- Excited about remainder of 2017 and long-term growth opportunities

WE ARE

A GLOBAL LEADER IN APPLIED ADDITIVE TECHNOLOGY SOLUTIONS

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended September 30, 2017			Three Months Ended September 30, 2016		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$75,239	$6,598	$81,837	$73,681	$11,248	$84,929
Operating income (Loss) (1,2)	(6,873)	14,933	8,060	(19,357)	22,651	3,294
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(10,157)	14,299	4,142	(20,827)	20,936	109
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$ (0.19)	$ 0.27	$ 0.08	($0.40)	$0.40	$0.00
(1) Acquired intangible assets amortization expense		5,688			10,394	
Non-cash stock-based compensation expense		641			680	
Reorganization and other related costs		72			249	
Merger and acquisition and other expense		197			(75)	
		6,598			11,248	
(2) Acquired intangible assets amortization expense		2,593			3,697	
Non-cash stock-based compensation expense		4,256			4,105	
Changes in fair value of obligations in connection with acquisitions		65			(24)	
Reorganization and other related costs		383			1,959	
Merger and acquisition and other expense		1,038			1,666	
		8,335			11,403	
		14,933			22,651	
(3) Corresponding tax effect		(836)			(1,998)	
Amorization expense of associated company		202			283	
		$14,299			$20,936	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,012		53,664	52,432		53,168

($ in thousands except per share data)

stratasys